GUZOV OFSINK, LLC ATTORNEYS-AT-LAW 600 MADISON AVENUE 14th FLOOR NEW YORK, NEW YORK 10022 TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273 http://www.golawintl.com

Long Island Office: 200 Broadhollow Road Melville, NY 11747 Telephone: (631) 293-2904 • Fax: (631) 293-4418

March 3, 2009

Mr. David Walz
Division of Corporation Finance
Office of Beverages, Apparel and Healthcare Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	China Medicine Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 000-51379

Dear Mr. Walz:

Reference is made to your comment letter, dated July 7, 2008, to our client, China Medicine Corporation, (the “Company”), relating to the subject Form 10-KSB (the “Comment Letter”).  Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Form 10-KSB For Fiscal Year Ended December 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 40

Revenue, page 41

1.           We note revenue from product sales for the year ended December 31, 2007 increased $18.5 million over the prior year's revenue. You disclose that obtaining regional distribution rights in Guangdong Province for 774 new products in 2007 led to $5.5 million in additional revenue. However, you have not accounted for the remaining $13.0 million increase in revenue from product sales. Please confirm in writing that you will provide this explanation in future filings and also provide this explanation to us in a supplemental response.

Response: The revenue from product sales for the year ended December 31, 2007 increased by $18,474,347 or 88.9% from the revenue for the year ended December 31, 2006. Two factors contributed to the increase in product sales revenue. The Company obtained regional distribution rights for sale of 774 new products in Guangdong Province. Sales of these products, most of which are prescription based, were made to hospitals located in Guangdong Province through a special bidding system and generated revenue of $5,508,551. The Company also sold predominantly over-the-counter pharmaceutical products to retailers and pharmacies. Sales of these products generated revenue of $12,965,796. We confirm that we will provide this explanation in future filings.

Item 8A. Controls and Procedures, page 45.

2.           We note management's identification of a material weakness in internal control over financial reporting, which appears to contradict the statement in the eighth paragraph on page 46 that "...management does not believe that this significant deficiency is a material weakness..." Please reconcile this apparent inconsistency in a supplemental response letter and tell us how you intend to revise the disclosures.

Response: The current staff in the accounting department of the Company’s subsidiaries is relatively new to U.S. GAAP and internal control procedures and requires additional training. In management’s opinion this amounts to a significant deficiency. This significant deficiency in internal audit function is due to the Company’s lack of qualified resources to perform internal audit functions. However, management believes that this deficiency does not amount to a material weakness and therefore that the Company’s disclosure controls and procedures were effective as of December 31, 2007. The Company has taken measures and plans to continue to take measures to remediate this deficiency as soon as practicable, including the following measures:

(i) The Company has committed to engage a senior financial executive from the U.S., who has extensive experience in internal control and US GAAP reporting compliance, to take charge of the financial reporting process and training of the accounting staff. In addition, the Company has also committed to recruit an experienced accounting manager from the U.S. to strengthen the Company’s financial reporting and internal control functions; and

(ii) The Company has committed to establish effective internal audit functions; however, due to the scarcity of qualified candidates with extensive experience in U.S. GAAP reporting and accounting in the region, the Company has not been able to hire sufficient internal audit resources as of the date of this report. However, it intends to continue its search for qualified candidates with assistance from recruiters and through referrals.

We will provide this explanation in future filings.

If you have any questions regarding any of the foregoing please do not hesitate to contact Pavel Seroklinov or Darren Ofsink at (212) 371-8008.

Very truly yours,

GUZOV OFSINK, LLC

By:	/s/ Darren L. Ofsink
Darren L. Ofsink